Filed pursuant to Rule 253(g)(2)
File No. 024-11102
JAMESTOWN INVEST 1, LLC
SUPPLEMENT NO. 14 DATED MARCH 31, 2023
TO THE OFFERING CIRCULAR DATED SEPTEMBER 24, 2021
This document supplements, and should be read in conjunction with, the offering circular of Jamestown Invest 1, LLC (the “Company,” “we”, “our” or “us”), dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:
•Declaration of Dividend
•Change to Investment Committee of our Manager
Declaration of Dividend
On March 31, 2023, the manager of Jamestown Invest 1, LLC (the “Company”) declared a quarterly cash distribution of $0.150 per share for shareholders of record as of the close of business on March 31, 2023. The distributions are estimated to be paid prior to April 21, 2023.
Change to Investment Committee of our Manager
Effective January 31, 2023, Shak Presswala has resigned from the Fund’s Investment Committee in conjunction with his departure from Jamestown. The current Investment Committee consists of Matt M. Bronfman, Michael Phillips, Chris Kopecky, Amber Murray and John Wilson.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	March 31, 2023

Safe Harbor Statement
This Supplement on Form 253(g)(2) contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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